July 31, 2008
By EDGAR Transmission
Mr. John Reynolds
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	G-III Apparel Group, Ltd. Form 10-K for Fiscal Year Ended January 31, 2008 Filed April 15, 2008 File No. 000-18183 Definitive Proxy Statement on Schedule 14A Filed May 1, 2008 File No. 0-18183
Dear Mr. Reynolds:
This letter is in response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in its letter dated July 22, 2008 concerning the above-referenced filings of G-III Apparel Group, Ltd. (the “Company”). For the convenience of the Staff, we have repeated each of the Staff’s comments immediately above our response to the corresponding comment.
Form 10-K
Financial Statements
Notes to Financial Statements
Note D — Acquisitions and Intangibles F-16
1.	We note your disclosures on F-17 that you used independent appraisers to allocate the purchase price for the Winlit and Marvin Richards acquisitions. Given your references to the use of such experts, please revise your disclosure in future Exchange Act filings to name each valuation expert and file the appropriate consents. As an alternative, you may delete all references to the use of outside valuation firms in future Exchange Act filings.

Response:
               In accordance with the Staff’s request, the Company will delete references to the use of outside valuation firms in its future Exchange Act filings.

Definitive Proxy Statement on Schedule 14A
Compensation Discussion and Analysis, page 12
Components of the Executive Compensation program, page 13
2.	We note your references on page 13 to “our performance compared to our plan for the year” and “our financial performance” as well as your statement on page 14 that you consider your “overall earnings performance” in determining individual bonuses. These disclosures suggest that you have not provided quantitative disclosure of the terms of the necessary targets to be achieved for your named executive officers to earn their bonuses. In future filings please disclose the specific performance targets used to determine incentive amounts, or provide us with supplemental analysis addressing why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K. The supplemental analysis should be based upon the 2008 proxy statement. In addition, please provide a supplemental analysis to us concerning whether the company’s targets for the fiscal year ending January 31, 2009 are expected to be materially different from those of January 31, 2008. To the extent that it is appropriate to omit specific targets, please advise us of the disclosure the company will provide pursuant to Instruction 4 to Item 402(b) of Regulation S-K.

Response:
               We refer the Staff to Question 118.04 in the Commission’s Compliance and Disclosure Interpretations as of July 3, 2008. As explained in the Staff’s response to Question 118.04, “A company should begin its analysis of whether it is required to disclose performance targets by addressing the threshold question of materiality in the context of the company’s executive compensation policies or decisions. If performance targets are not material in this context, the company is not required to disclose the performance targets.” In addition, “A company may distinguish between qualitative/subjective individual performance goals (e.g., effective leadership and communication) and quantitative/objective performance goals (e.g., specific revenue or earnings targets).” The Company’s bonus award methodology is best described as making use of “qualitative/subjective individual performance goals” as opposed to “quantitative/objective performance goals,” and quantitative performance targets do not constitute a material element of the Company’s executive compensation policies or decisions with respect to annual bonuses.
As explained on pages 13 and 14 of the Company’s proxy statement, annual bonuses for the Company’s named executive officers are awarded by the Compensation Committee on a discretionary basis, based upon the recommendation of the Company’s Chief Executive Officer, and not on the basis of predetermined quantitative performance targets. In awarding annual bonuses, the Compensation Committee considers numerous factors that prevail in the given bonus year, including, without limitation, as described on pages 13 and 14, the Company’s financial performance relative to the financial objectives set forth in its annual management plan (which objectives are substantially similar to the forecasts publicly released by the Company), the named executive officer’s base salary and bonus relative to the base salaries and bonuses of other senior executives of the Company and the contributions of the named executive officer to major corporate transactions undertaken during the fiscal year. The Compensation Committee may also consider such other factors as it deems relevant. These factors are not applied on the basis of any predetermined formula or weighted in a predetermined manner, but rather are viewed in light of the totality of the facts and circumstances that present themselves in the given fiscal year.
               In light of the foregoing, the Company is unable to disclose specific performance targets used to determine incentive amounts or provide a supplemental analysis as to how such targets may differ for the fiscal year ended January 31, 2009 relative to the fiscal year ended January 31, 2008.
In addition, the Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions or comments or require further information with respect to the foregoing, please do not hesitate to call me at (212) 403-0654.

Sincerely,
/s/ Neal S. Nackman
Neal S. Nackman
Chief Financial Officer

cc:	Damon Colbert Raj Rajan Brian Bhandari

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